

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

<u>Via U.S. Mail</u>
Michael G. Potter
Senior Vice President and Chief Financial Officer
Canadian Solar, Inc.
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People's Republic of China

> **Re: Canadian Solar, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 17, 2011**
> **File No. 001-33107**

Dear Mr. Potter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 46

Critical Accounting Policies, page 54

Revenue Recognition, page 54

1. In the first paragraph you indicate that revenues are recognized when products are delivered and title has passed to customers. In the third paragraph you disclose that sales are recorded when risk of loss or damage is transferred to the customer. Please distinguish these two disclosures for us, and for clarity, in future filings please consider either combining the statements or explaining how they convey different information.

2. When selling products under ex-works terms, please tell us when title passes to the customer and describe any customer notification requirements. Please also tell us why you believe the sales have met the "delivery" criteria of SAB Topic 13.

3. We reference the discussion of solar power development projects and EPC contracts on page 29. Please tell us about your revenue recognition policies for development projects and EPC contracting arrangements. In future filings please include relevant revenue recognition policy disclosures if these amounts become significant.

4. We reference the last paragraph of the revenue recognition disclosure. As you indicate in the first paragraph on page 54 that title transfers at delivery, please tell us how you present inventories in your financial statements related to products delivered where revenue has not been recognized because collection is not reasonably assured.

Inventories, page 56

5. We see on page 7 that you accrued $15.9 million under the Deutsche Solar arrangement while on page 56 you indicate that you did not accrue the full $21 million potentially due under the arrangement. Please more specifically tell us how you accounted for the take or pay provision of the Deutsche Solar arrangement and clarify the basis in GAAP for your determination.

Results of Operations, page 59

Year ended December 31, 2010 compared to year ended December 31, 2009, page 59

Net Revenues, page 59

6. We see that revenue increased by 137% during 2010, primarily due to an increase in shipments. To better explain the underlying reasons for significant changes in revenues, in future filings please describe the factors leading to the increase in shipments in 2010. For instance and as applicable, please describe contributions from new customers or markets, expanded purchases from existing customers, sales growth in existing markets or sales from new products and projects.

7. We note the disclosure that you "periodically" make estimates of sales returns and record the estimates as a reduction of revenues. Please tell us how this policy complies with ASC 605-15-45-1. That is, clarify what you mean by "periodically" for purposes of this measurement.

Cost of Revenues, page 59

8. We see that although inventory significantly increased from December 31, 2009 to December 31, 2010, write-downs of inventory recognized as cost of sales significantly decreased. Please tell us the underlying reason for the decrease in lower of cost or market adjustments to inventory. Future filings should also include relevant disclosure.

Operating Expenses, page 60

9. In future filings when you attribute fluctuations in expenses to multiple items, please also quantify each factor identified where practical.

10. While we see a discussion of research and development expenses on page 60, please clarify for us what you mean by the disclosure on page 51 indicating that research and development costs are not separated from cost of revenues.

Liquidity and Capital Resources, page 62

11. We see from page F-14 that $296 million of your cash is denominated in RMB and held in the PRC. In future filings please expand MD&A to describe your processes for transfers of cash between your Chinese subsidiaries and Canadian parent company. Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please further address the potential tax impact that

could arise from repatriation of undistributed earnings of your foreign subsidiaries. Show us how you intend to apply this comment.

Item 15. Controls and Procedures, page 95

12. We see that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

Tell us how you evaluate and assess internal control over financial reporting.

a. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

b. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Tell us how you maintain your books and records and prepare your financial statements.

c. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

d. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Tell us about the background of the people involved in your financial reporting.

e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   - the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   - the name and address of the accounting firm or organization;
   - the qualifications of their employees who perform the services for your company;
   - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you; and
   - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
   - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   - how many hours they spent last year performing these services for you; and
   - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Tell us about your audit committee financial expert.

h. Please describe the extent of the audit committee's knowledge of U.S. GAAP and internal control over financial reporting.

Item 18. Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies, page F-9

(b) Basis of consolidation, page F-9

13. In future filings please provide enhanced disclosure of your consolidation policy. For example, please clarify when you consolidate subsidiaries in your financial statements.

(r) Warranty cost, page F-13

14. Please reconcile the disclosure here about the two-year standard warranty guarantee with disclosure on pages 16 and 38 that from June 2009 you increased your standard warranty against defects in materials and workmanship to six years.

Note 3. Allowance for Doubtful Receivables, page F-15

15. Please tell us the reason for the significant reversal of the allowance for doubtful accounts recorded during 2010. If associated with the purchase of credit insurance, please explain.

16. As a related matter, please also clarify the circumstances when Sinosure credit insurance is applicable and briefly describe the terms and extent of the coverage.

Note 17. Commitments and Contingencies, page F-30

(d) Contingencies, page F-31

17. Regarding the class action lawsuits, in future filings please revise to provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.   If you cannot estimate the range of loss, please explain to us why the range is not estimable. Refer to FASB ASC 450-50-4.

Note 21. Share Options, page F-34

18. In future filings please disclose management's basis for each of the Binomial model assumptions disclosed at the top of page F-35. Please refer to FASB ASC 718-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 or me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief